

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2017

Michael T. Redman
President and Chief Executive Officer
Oncolix, Inc.
14405 Walters Road, Suite 780
Houston, TX 77014

>**Re: Oncolix, Inc.**
>**Amendment No. 1 to Form 8-K**
>**Filed October 26, 2017**
>**File No. 000-555456**

Dear Mr. Redman:

We have reviewed your amendment and the October 25, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 5, 2017 letter.

Amendment No. 1 to Form 8-K filed October 26, 2017

Item 2.01 Completion of Acquisition or Disposition of Assets
Form 10 Information, page 9

1. It does not appear that you have included the disclosure required by Item 12 of Form 10 as indicated in your response to prior comment 5. Please provide the information required by Item 702 of Regulation S-K or advise.

Description of Prolanta, page 11

2.   We note that you have provided the citations for the studies that were published by The
        University of Texas MD Anderson Cancer Center and your scientific founder at Clemson
        in response to our prior comment seven. Please expand your disclosure to provide a
        summary of the specific details and parameters from the studies that you used to reach
        your conclusions.

Security Ownership of Certain Beneficial Owners and Management, page 42

3.   Please provide the information in this table as of the most recent practicable date. Refer
        to Item 4 of Form 10 and Item 403 of Regulation S-K.

4.   We note that the shares held by GHC Research Development Corporation were
        transferred to Health Sciences Company LLC. Please revise your disclosure to identify
        the natural person or persons, if any, who have voting and investment control of the
        shares held by Health Sciences Company LLC.

Notes to Unaudited Pro Forma Combined Financial Statements
Note 1. Description of the Proposed Transaction and Basis of Presentation, page F-30

5.   Regarding the August Notes:
        • Please confirm to us that you did not account for the embedded conversion option
          related to the August Notes as a derivative and thus did not bifurcate it and account
          for it as an asset/liability at issuance and adjusted to FV at each balance sheet date
          because you determined it did not meet the definition of derivative. Specifically
          confirm that it did not meet the definition of derivative as of or prior to September 30,
          2017 because it would not be considered net settleable pursuant to ASC 815-10-15-
          99. Further tell us whether your accounting for the embedded conversion option will
          change if the shares that may be received by a noteholder upon conversion become
          readily convertible to cash (ASC 815-10-15-99c.), for example upon the effectiveness
          of the S-1 registration statement you filed on August 29, 2017 or otherwise as the
          shares issued upon conversion may become freely tradeable. In this regard, since the
          conversion feature includes full-ratchet anti-dilution adjustments in the event of
          certain dilutive issuances (that adjust both price and share amounts) it would appear
          that it would not be considered indexed to your stock and therefore would not meet
          the exception in ASC 815-10-15-74. As such, it would appear at that time that you
          would be required to bifurcate the conversion option and account for it as an
          asset/liability and adjusted to FV at each balance sheet date.
        • Please tell us why you do not account for the warrants to purchase 61,460,120 shares
          of your common stock, which were issued in conjunction with your convertible debt
          offering during August 2017, that contain both "cashless exercise provisions and anti-
          dilution protections" as derivatives in accordance with ASC 815.

This comment also applies to your accounting applied in your financial statements as of September 30, 2017 and for the quarterly period then ended contained in your Form 10-Q filed on October 23, 2017.

General

6. We note that you have not updated your disclosure to reflect the increase in the number of authorized shares of capital stock effected on September 28, 2017 and the election of two directors to serve on the board of the company on October 3, 2017. Please provide updated disclosure as appropriate.

You may contact Jacob Luxenburg at 202-551-2339 or Jim Rosenberg at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Ada Sarmento at 202-551-3798 or Irene Paik at 202-551-6553 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Thomas C. Pritchard , Esq.